Filed Pursuant to Rule 433

Registration No. 333-209681

Dated: November 10, 2016

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Subordinated Notes” in the Prospectus Supplement, subject to completion, dated November 10, 2016 to the Prospectus dated April 15, 2016.

Issuer:	JPMorgan Chase & Co.

Security Type:	SEC Registered Subordinated Notes

Security:	3.625% Subordinated Notes due 2027

Currency:	USD

Size:	$1,100,000,000

Maturity:	December 1, 2027

Payment Frequency:	Semi-annual

Day Count Fraction:	30/360

Benchmark Treasury:	1.500% August 15, 2026

Benchmark Treasury Yield:	2.124%

Spread to Benchmark Treasury:	+152 basis points

Yield to Maturity:	3.644%

Price to Public:	99.827% of face amount

Proceeds (Before Expenses) to Issuer:	$1,093,147,000

Interest Payment Dates:	June 1 and December 1 of each year, commencing June 1, 2017

Business Day:	New York and London

Business Day Convention:	Following Business Day

Optional Redemption:

We may redeem the subordinated notes, at our option, in whole, but not in part, on December 1, 2026 upon at least 15 days but no more than 30 days’ notice to holders of the subordinated notes, at a redemption price equal to 100% of the principal amount of the subordinated notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

In addition, we may redeem the subordinated notes, at our option, in whole at any time or in part from time to time, on or after September 1, 2027, upon at least 15 days but no more than 30 days’ written notice to holders of the subordinated notes, at a redemption price equal to 100% principal amount of the subordinated notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

The foregoing supplements and supersedes the information set forth under “Description of the Subordinated Notes” in the Prospectus Supplement, subject to completion, dated November 10, 2016 to the Prospectus dated April 15, 2016.

CUSIP/ISIN:	46625H RX0 / US46625HRX07

Trade Date:	November 10, 2016

Settlement Date:	November 16, 2016 (T+3)

Denominations:	$2,000 x $1,000

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:

Academy Securities, Inc.

BMO Capital Markets Corp.

Citizens Capital Markets Inc.

Danske Markets Inc

Drexel Hamilton, LLC

ING Financial Markets LLC

Lloyds Securities Inc

Mischler Financial Group, Inc.

Multi-Bank Securities, Inc.

RBC Capital Markets, LLC

Regions Securities LLC

Santander Investment Securities Inc.

Standard Chartered Bank

The Huntington Investment Company

Additional Optional Redemption Terms:

If we call the subordinated notes for redemption, interest will cease to accrue on the redemption date as described above. In the case of any redemption of only part of the subordinated notes at the time outstanding, the subordinated notes to be redeemed will be selected not more than 60 days prior to the redemption date by the Trustee by such method as the Trustee shall deem fair and appropriate. Redemption of the subordinated notes is subject to our receipt of any required prior approvals from the Board of Governors of the Federal Reserve System or any other regulatory authority. The holders of the subordinated notes will not have the right to require redemption.

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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